February 14, 2022

VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer

Lyn Shenk

Stacey K. Peikin

Dietrich King

Re:	MNTN Digital, Inc. Draft Registration Statement on Form S-1

Confidentially submitted on December 17, 2021

CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN Digital, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on December 17, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 13, 2022 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Draft Registration Statement on Form S-1

Market and Industry Data, page iv

1.	Please revise to clarify whether you commissioned any of the third-party data identified throughout the prospectus. To the extent you commissioned any such data, disclose the identity of these third-parties, and provide the consent of the third-party in accordance with Rule 436 and Section 7 of the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page iv of Submission No. 2 to reflect that no third-party data has been commissioned.

February 14, 2022

Prospectus Summary, page 1

2.	Please balance the information in this section by also discussing your historical losses, your accumulated deficit, your indebtedness, and the amounts drawn on your credit facilities as of a recent date. Please also discuss your historical losses, if applicable. We note on page F-7 that the company has historically incurred losses from operations and has an accumulated deficit as of December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 76 of Submission No. 2.

3.	Both here and in the “Business” section, please expand the discussion of your business model to disclose the types of entities that comprise your clients, to identify from whom you collect your revenues, to explain how you purchase advertising. Please also discuss how clients are invoiced (e.g., fixed fee, % of advertising, etc.). In addition, please disclose that you rely on technological intermediaries to purchase advertising on your behalf, and that Roku is one of your largest suppliers, that a limited number of large clients account for a significant portion of your revenue, and that almost all of your clients are not subject to committed contracts with you. We note these disclosures in your risk factors. In addition, we note on page F-8 that as of December 31, 2020, one supplier accounted for more than 98% of consolidated accounts payable. Please identify this supplier and add appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 6, 85 and 86 of Submission No. 2 to disclose the types of entities that comprise the Company’s clients, to identify from whom the Company collects revenues, to explain how the Company purchases advertising, and to discuss how clients are invoiced.

In addition, the Company has revised pages 5, 79 and 81 of Submission No. 2 to disclose that a limited number of large clients account for a significant portion of the Company’s revenue and that almost all of the Company’s clients are not subject to committed contracts with the Company.

With respect to the Staff’s comment to disclose the Company’s reliance on technological intermediaries, the Company respectfully advises the Staff that the Company uses multiple technological intermediaries, in addition to its own platform, to purchase advertising on behalf of its clients. The Company is not substantially reliant on any particular technological intermediary and believes that it could migrate to other solutions without a material impact to the Company’s business. Further, as disclosed on page 29 of Submission No. 2, the Company is in the process of transitioning to a new internally-developed demand-side platform, which is intended to replace all of its technological intermediaries. Therefore, the Company does not believe it is material to an investor’s understanding of the business to supplement the disclosure with respect to reliance on technological intermediaries.

With respect to the Staff’s comment to identify Roku as one of the Company’s largest suppliers, the Company advises the Staff that Roku is not a supplier of ad inventory, but rather a platform on which ads can be streamed, similar to Chromecast, AppleTV, Amazon Fire TV Stick, and others. The Company does not contract with, or have a relationship with, such platforms, including Roku. The Company’s suppliers of ad inventory are broad and includes over 150 television networks, which the Company currently purchases, in part, through its technological intermediaries. Accordingly, the Company has revised page 14 of Submission No. 2 to remove references to Roku.

February 14, 2022

With respect to the Staff’s comment to identify the supplier that accounted for 98% of accounts payable, the Company advises the Staff that the supplier referenced in the financial statements is one of its technological intermediaries. The Company further advises the Staff that the specific identity of this technological intermediary does not provide meaningful information to investors because, as noted above, the Company is not currently substantially reliant on this or any other technological intermediary and its reliance on this technological intermediary will further decrease as the Company transitions to its new internally-developed demand-side platform. If, prior to the transition to the new demand-side platform, the Company’s relationship with this technological intermediary were to cease, the Company has alternative solutions that it believes that it could migrate to without a material impact to the Company’s business. The Company also advises the Staff that its account payable balance and the number and types of payees fluctuates over the course of each fiscal year and is a function of several variables, including when payments are due and the Company’s account management strategy. Therefore, the Company does not believe the concentration of its accounts payable at a particular point in time is indicative of a concentration risk. In light of the foregoing, the Company has revised page F-8 to indicate that the supplier refers to one of the Company’s technological intermediaries, but has not identified the name of the supplier nor disclosed the concentration of accounts payable in the risk factors.

4.	Please disclose here that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and its corporate decision-making.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 7 of Submission No. 2.

Overview, page 1

5.	Please disclose your source(s) for the following statements:

●	“By the end of 2021, digital performance marketing spend in the United States in expected to reach $165 billion;”

●	“…brand marketers are expected to spend $66 billion on traditional TV advertising in 2021.”

●	“Since 2017, annual advertising spend on CTV has grown from $2.6 billion to an estimated $14 billion in 2021.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 75 of Submission No. 2.

6.	Please disclose the basis for your belief in the third paragraph on page 2 that you are the first mover in the PTV market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 76 of Submission No. 2.

February 14, 2022

7.	We note your statement on page 2 that “Our focus on building a leading PTV platform has contributed to our rapid growth and strong profitability;” however we note that your net income is not disclosed in this paragraph and page F-7 discloses that the company has historically incurred losses from operations. Please revise to provide the basis of your statement regarding your “strong profitability.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 76 of Submission No. 2.

Our Comprehensive Solution Serves Emerging and Large Brands, page 5

8.	Please expand your disclosure to explain what is meant by “the 17.3 billion transactions that we process on average each day.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 5 of Submission No. 2 and made conforming changes elsewhere in Submission No. 2.

Acquisitions, page 6

9.	Please expand your discussion to provide your basis for the statement “Our team has a track record of successful M&A.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 82 of Submission No. 2.

Summary Historical Consolidated Financial and Other Data

Key Non-GAAP Financial Measures, page 11

10.	We refer you to your presentation of Adjusted EBITDA margin on page 11 and your presentation of non-GAAP Financial Measures on page 60. When you disclose a non-GAAP measure please provide the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Please revise your disclosure accordingly or explain how your presentation is consistent with the guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 13 and 64 of Submission No. 2.

February 14, 2022

Risk Factors

Our revenue and results of operations are highly dependent on the growth and expansion of CTV..., page 14

11.	We note your disclosure in the last paragraph on page 14 that Roku, Inc. is one of your largest suppliers of ad inventory and holds a significant portion of the ad inventory in the CTV ad space. Please disclose whether you have any agreements with Roku and, if so, disclose the material terms of the agreement and file it as an exhibit to the registration statement or tell us why you believe you are not required to do so. In addition, please revise the header to include your reliance on Roku as a supplier.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has no agreement with Roku. Additionally, as disclosed in comment 3 above, Roku is not a supplier of ad inventory, but rather a platform on which ads can be streamed. While the Roku platform is a significant source of the CTV market, the suppliers of ad inventory are television networks, purchasing through technological intermediaries, not the CTV platforms. Therefore, the Company does not rely on Roku as a supplier of ad inventory. The Company has revised page 14 of Submission No. 2 to remove references to Roku.

If we fail to attract new clients..., page 15

12.	Please revise the header of this risk factor to include that a limited number of clients account for a significant portion of your revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 15 of Submission No. 2.

We are subject to laws, regulations and industry requirements related to data privacy..., page 20

13.	Where you discuss regulations applicable to your business throughout this section, please affirmatively state whether you are in compliance with the relevant regulations, and if not, the consequences or potential consequences to your business, and how you intend to remediate non-compliance, if any.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 23 of Submission No. 2.

We rely on technological intermediaries to purchase advertising on behalf of clients..., page 28

14.	Please expand to discuss your experience of being unable to collect invoiced amounts from your clients. In this regard, we note on page F-9 that as of December 31, 2020, your allowance for bad debts was $728,000.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 29 of Submission No. 2.

15.	We note that you intend to transition to a new technological intermediary that will serve as your demand side platform. Please disclose your timeline for this transition and disclose whether you are reliant on any particular intermediary. In addition, please disclose your timeline for transitioning to a new demand-side platform as disclosed in the last paragraph under this heading.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not materially reliant on any technological intermediary. The Company has revised page 29 of Submission No. 2 to disclose that it intends to transition to a new internally-developed demand-side platform in 2022.

February 14, 2022

We may rely on licenses to use the intellectual property rights of third parties..., page 34

16.	Please disclose if you materially rely on any license agreements. If so, please disclose the entities with whom you have these licenses and the material terms of the agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not materially rely on any license agreements.

Our Post-IPO Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware, page 44

17.	Regarding the provision in your Post-IPO Certificate of Incorporation that will provide that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive form for the resolution of any compliant asserting a cause of action arising under the Securities Act, please disclose (1) that there is uncertainty as to whether a court would enforce such provision and (2) that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please provide similar provisions on pages 107-108.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 44 of Submission No. 2.

Management's Discussion and Anlysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 59

18.	We note the ability to acquire new clients and to increase sales to existing clients are important to your success. Please explain if you use any metrics to monitor the number of new clients, the number of existing clients, retention rate and client spend and your consideration of disclosing these metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages ii, 5, 62, 63, 81 and 85 of Submission No. 2 to disclose the operating metrics of growth in Aggregate Clients, growth in PTV Clients and the net revenue retention rate of PTV Clients. The Company believes these are material metrics that provide the most useful information to a prospective investor.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

19.	With a view towards understanding your business model, please explain how you generate revenue from platform fees. For example, explain whether your revenue streams consist of a variable fee, a flat fee or both. In this regard, we note your disclosure here that you charge clients a fee based on the level of usage and on page 5 your disclosure references a newly launched “subscription” solution, Creative-as-a-Subscription (CaaS). If you have more than one type of fee structure please explain your consideration of revising your disclosure to distinguish between them qualitatively and quantitatively.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-12 of Submission No. 2 to clarify how it generates revenue from its PTV platform. With respect to the Company’s CaaS solution, the Company advises the Staff that such solution was launched in December 2021. As such, the Company derived virtually no revenue from CaaS for the year ended December 31, 2020 and is expected to derive less than 1% of revenue for the year ended December 31, 2021. Given the immaterial amount of revenue derived from CaaS for the financial statement periods presented in the Registration Statement, the Company does not believe disclosure of the fee structure for CaaS is material to an investor’s understanding of the business.

February 14, 2022

Notes to Consolidated Financial Statements

3. Net Income Per Share Attributable to Common Stockholders, page F-14

20.	Given the significance of net income attributable to participating securities to net income, please revise to describe the participating securities and consider revising the statement of income to include net income attributed to common shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-4 and F-15 of Submission No. 2.

14. Subsequent Events, page F-26

21.	We note that you have not provided financial statements or pro forma financial information for your acquisitions of Maximum Effort and QuickFrame. Please provide us with the significance tests you performed to determine that this information was not required under Rule 3- 05 and Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 58 – 61 and the historical financial statements beginning on page F-1 of Submission No. 2 to include pro forma financial information and historical financial statements for QuickFrame. With respect to the Maximum Effort acquisition, the Company advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X, Article 11 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined that it was not required to include audited financial statements of, and pro forma financial information relating to the acquisition of, Maximum Effort. The Company compared (i) the total assets of Maximum Effort compared to the Company’s total consolidated assets (“Asset Test”); (ii) the amount of the Company’s investment in Maximum Effort compared to the Company’s consolidated total assets (“Investment Test”); and (iii) the revenue of Maximum Effort compared to the Company’s consolidated revenue (“Income Test”). For the Income Test, while it requires the calculation of both the income and revenue components, given the revenue component was insignificant, it was not necessary to further consider the income component. The Company advises the Staff that its acquisition of Maximum Effort did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold as noted in the table below. The Company’s calculation of the significance tests for the Maximum Effort acquisition are as follows (the dollar amounts below are in U.S. dollars and based on U.S. GAAP audited financial statements of the Company and the unaudited financial statements of Maximum Effort):

February 14, 2022

Asset Test	Total assets of Maximum Effort as of December 31, 2020	$504,000	1.48%
	Consolidated total assets as of December 31, 2020 of the Company	$34,023,000

Investment Test	Total investment in Maximum Effort on acquisition date	$6,293,000	18.50%
	Consolidated total assets as of December 31, 2020 of the Company	$34,023,000
Income Test	Revenue of Maximum Effort for the year ended December 31, 2020	$1,047,000	2.01%
	Consolidated revenue for the Company for the year ended December 31, 2020	$52,116,000

General

22.	In an appropriate place in the prospectus, please disclose your recent agreement to acquire QuickFrame, including all material terms of the agreement. We note your disclosure on pages F-26 and F-27. Please file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 65 of Submission No. 2 to disclose the material terms of the QuickFrame acquisition agreement and has filed the QuickFrame acquisition agreement as exhibit 2.1.

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

February 14, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

cc:          (via email)

Mark Douglas, Chief Executive Officer, MNTN Digital, Inc.

Patrick A. Pohlen, Chief Financial Officer, MNTN Digital, Inc.

Erim Tuc, Esq., General Counsel, MNTN Digital, Inc.

David Ajalat, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP